

Annual Report 2002







West Marine® INC

LOCATIONS

West Marine Store Locations

Alabama
Mobile
Montgomery
Orange Beach

Alaska
Anchorage

Arizona
Lake Havasu City
Pheonix
Tempe

British Columbia
Sydney
Vancouver

California
Alameda
Chula Vista
Dana Point (2)
Long Beach
Marina Del Ray (2)
Monterey
Newport Beach
Oakland
Orange
Oxnard
Palo Alto
Pittsburg
Redding
Richmond
Rocklin
S. San Francisco
Sacramento
San Diego (2)
San Francisco
San Jose
San Pedro
Santa Barbara (2)
Santa Cruz
Sausalito (2)
Stockton
Van Nuys
Ventura

Connecticut
Branford
Clinton
Fairfield
Milford
Mystic
New London
Stamford

Colorado
Highlands Ranch

Delaware
Bear
Rehoboth Beach

Florida
Bradenton
Cape Coral
Clearwater (2)
Crystal River
Daytona Beach
Deerfield Beach
Destin
Ft. Lauderdale (2)
Ft. Myers
Ft. Myers Beach
Ft. Pierce
Ft. Walton Beach (2)
Holiday
Hollywood
Jacksonville (3)
Jensen Beach
Key Largo
Key West
Lake Park
Marathon
Marco Island
Melbourne (2)
Miami (3)
N. Miami Beach
N. Palm Beach
Naples
Orange Park
Orlando
Panama City
Pensacola (2)
Pompano Beach
Port Charlotte
Punta Gorda
S. Daytona Beach
Sarasota (2)
St. Augustine
St. Petersburg (2)
Stuart
Tallahassee
Tampa
Venice

Georgia
Augusta
Buford
Doraville
Gainesville
Savannah
Smyrna

Hawaii
Honolulu

Illinois
Chicago
Fox Lake
Highland Park
Winthrop Harbor

Indiana
Indianapolis
Michigan City

Louisiana
Baton Rouge
Lafayette
New Orleans
Slidell

Maine
Portland
Southwest Harbor

Maryland
Annapolis
Baltimore
Chester
Easton
Edgewater
Glen Burnie
Lanham
North East
Pasadena
Rock Hall
Rosedale
Solomons
Tracy's Landing

Massachusetts
Braintree
Dedham
Falmouth
Hyannis (2)
New Bedford
Peabody
Plymouth
Seekonk
Woburn

Michigan
Bay City
Flint
Grand Rapids
Harrison Township
Holland
Lansing
Muskegon
Petoskey
Port Huron
St. Clair Shores
Taylor
Traverse City
Troy

Minnesota
Minnetonka

Mississippi
Biloxi
Jackson

Missouri
Manchester
Osage Beach
St. Charles

Nevada
Henderson

New Hampshire
Portsmouth
Seabrook

New Jersey
Atlantic Highlands
Brick Township
Cape May
Eatontown
Lodi
Mt. Laurel
Perth Amboy
Somers Point
South Amboy
Tom's River

New York
Babylon
Buffalo
Garden City
Huntington Station
Island Park
Latham
New York City
Patchogue
Port Jefferson
Port Washington
Riverhead
Rochester
Syosset
Watertown
West Islip

North Carolina
Charlotte
Cornelius
Morehead City
Nags Head
New Bern
Raleigh
Wilmington

Ohio
Boardman
Dublin
Mentor
North Olmstead
Port Clinton
Sandusky
Toledo

Oklahoma
Oklahoma City
Tulsa

Oregon
Portland

Pennsylvania
Philadelphia
Pittsburgh

Puerto Rico
Fajardo

Rhode Island
East Greenwich
Narragansett
Newport

South Carolina
Anderson
Charleston
Columbia
Hilton Head Island
N. Charleston
N. Myrtle Beach

Tennessee
Hermitage

Texas
Austin
Beaumont
Corpus Christi
Dallas
Denison
Galveston
Garland
Houston (2)
League City
San Antonio

Utah
Midvale

Vermont
Burlington

Virginia
Alexandria
Deltaville
Glen Allen
Hampton
Norfolk
Virginia Beach
Woodbridge

Washington
Anacortes
Bellevue
Bellingham
Bremerton
Everett
Olympia
Port Townsend
Seattle (2)
Spokane
Tacoma

Wisconsin
Greenfield
Madison
Oshkosh
Racine

BoatU.S. Store Locations

Alabama
Mobile

California
Huntington Beach
Newport Beach
Oakland
San Diego
Sausalito

Connecticut
East Haven
Norwalk
Old Saybrook

Delaware
New Castle

Florida
Bradenton
Clearwater
Ft. Lauderdale
Ft. Myers
Ft. Walton
Jacksonville
N. Miami
Naples
Orlando
Pensacola
Pompano Beach
Port Charlotte
Sarasota
Stuart
Tarpon Springs
West Palm Beach

Georgia
Atlanta
Savannah

Illinois
Chicago
Lombaerd

Massachusetts
Boston
Danvers
Fairhaven

Maryland
Annapolis
Glen Burnie
Middle River
Rockville

Michigan
Detroit
Grand Rapids
Mt. Clemens
Taylor

Minnesota
Minneapolis

New Hampshire
Seabrook

New Jersey
Bricktown
Cherry Hill
Holmdel

New York
Babylon
Buffalo
Rochester
Syracuse

Ohio
Cleveland
Port Clinton
Toledo

Rhode Island
East Greenwich

South Carolina
Charleston

Texas
Clear Lake
Houston

Virginia
Alexandria
Deltaville
Virginia Beach

Wisconsin
Appleton
Milwaukee

SALES *(in millions)*



600
500
400
300
200
100
0
1998
1999
2000
2001
2002



TOP MANAGEMENT

Executive Vice President and Chief Financial Officer Russell Solt, President and Chief Executive Officer John Edmondson, Chief Operating Officer Richard Everett

Selected Financial Data

(in thousands, except per share and operating data)

	2002	2001	2000	1999	1998
Consolidated Income Statement Data:					
Net sales	$530,588	$ 512,873	$508,364	$491,905	$454,115
Income from operations	34,813	28,039	18,266[1]	20,395	8,665
Income before income taxes	31,253	23,193	12,304[1]	14,765	2,594[2]
Net income	18,908	13,917	7,391[1]	8,711	1,098[2]
Net income per share:					
Basic	$ 1.00	$ 0.79	$ 0.43[1]	$ 0.51	$ 0.06[2]
Diluted	$ 0.97	$ 0.77	$ 0.42[1]	$ 0.50	$ 0.06[2]
Consolidated Balance Sheet Data:					
Working capital	$167,938	$144,398	$ 129,255	$130,539	$ 143,974
Total assets	358,487	320,809	307,782	286,860	279,545
Long-term debt, net of current portion	48,731	59,426	66,500	71,843	94,367
Operating Data:					
Stores open at year-end	257	240	233	227	212
Comparable stores net sales increase (decrease)	0.9%	(0.2%)	2.3%	1.8%	1.2%

[1]Includes a $2.4 million pre-tax charge for costs related to uncollectible vendor receivables. The impact of this charge represents $0.08 per basic and diluted share.
[2]Includes a $3.3 million pre-tax charge for expenses related to the distribution center move in 1998. The impact of this charge represents $0.08 per basic and diluted share.

WEST MARINE AT A GLANCE


RETAIL SALES

Some 84% of West Marine's sales are made in the Company's retail stores. Customers praise the expert service they receive from our associates, a good mix of products and fair pricing. New store formats range from 2,500 square foot West Marine Express stores to 25,000 square foot Superstores.


CATALOG/

The Company's growing direct marketing channel, made up of our combined Catalog and Internet operations, accounts for approximately 7% of our sales. In 2002 we upgraded our online platform to facilitate future growth. The West Marine Master Catalog is regarded by many as the "Bible" of the boating industry.


Port Supply
portsupply

West Marine's Port Supply division, representing 9% of our revenues, is the largest wholesaler of boating equipment and supplies in the United States. Customers include marinas and "mom & pop" boating stores, boat manufacturers, commercial vessel operators and government agencies.

ABOUT WEST MARINE



West Marine is the world's largest boating supplies company. At year-end 2002, the Company had 257 store locations in 38 states, Puerto Rico and Canada, a Port Supply wholesale division and catalog/online operations offering worldwide customers more than 50,000 products.

In January, 2003, West Marine acquired the 62 stores of BoatU.S. bringing the total number of retail locations to 319. These stores are continuing to operate under the BoatU.S. name. In addition to the retail locations, West Marine acquired BoatU.S.'s wholesale and catalog businesses. West Marine also acquired the BoatU.S. distribution center in Hagerstown, MD, which joins West Marine's Distribution Centers in South Carolina and California.

West Marine's total revenues in 2002 were approximately $531 million, to which the BoatU.S. acquisition now adds approximately $140 million. About 84% of the Company's revenues come from Retail store sales, 7% from Catalog & Internet, and 9% from Port Supply.

Enrollment in the West Advantage customer loyalty rewards program rose to more than 1.6 million in 2002. The BoatU.S. customer program has more than 500,000 members.

As shareholders were told when the first clouds appeared on the economic horizon a couple of years ago, because the overwhelming majority of West Marine's sales come from aftermarket products rather than customers purchasing new boats, the Company has traditionally been insulated from some of the worst effects of economic downturns. Customers may postpone the purchase of large new boats, but they are highly committed to maintaining and improving the boats they already own. This indeed was the case in 2002, a year in which the Company continued to grow: opening new stores; and enjoying increased revenues, earnings and improved profit margins.

CONTENTS


West Marine
Master Catalog 2003
West Marine
Express

To Our Shareholders

Dear Shareholders,

West Marine had another good year in 2002, despite the uncertainties and pressures that affected the economy at large. Revenues rose 3.5% to $530.6 million, from $512.9 million in 2001. Earnings were up 36% to $18.9 million, or $0.97 per share, compared with $13.9 million, or $0.77 a share a year earlier. Gross profit margins increased to 30.7% from 29.1% the previous year, underscoring our ongoing commitment to continually improve the quality of our earnings.

As we have explained in the past, because we are primarily in an aftermarket business, we tend to be somewhat insulated from the economic softness that often hurts new boat sales. Our customers already own their boats and are committed to maintaining them. This was certainly the case during 2002.



The strength of our performance was such that several times during the course of the year, we advised the security analysts and investors who follow West Marine that they should revise their quarterly earnings predictions upward. At year-end, there were six Wall Street firms following our stock, demonstrating that the improvements we've made over the past few years have attracted positive investment community interest.

Retail store sales, which account for approximately 84% of our total revenues, were up 4.5% for the year, even with the El Nino-related weather conditions that impacted sales in December. Our award-winning website — www.westmarine.com — was upgraded during the year with a new platform that will facilitate future growth.

Last year's results show that the initiatives we have introduced over the past couple of years are effective. Membership in our West Advantage customer loyalty rewards program grew to over 1.6 million last year. Almost 65,000 boaters now carry the West Marine credit card. We are moving forward with a number of service-related initiatives, including expanded maintenance and installation offerings, which have shown promise in pilot programs.

Market research shows that some 60% of power boaters use their craft for fishing. During the year, expanded fishing departments were introduced throughout our system – a total of 180 West Marine stores had upgraded fishing equipment capabilities by year-end. We also launched a number of aggressive fishing, marketing and sponsorship programs. The result was an increase of more than 20% in our annual sales of fishing-related merchandise. Sales of West Marine proprietary products grew to approximately 24% of our consumer sales during the year.

We opened a total of 19 new stores in 2002, bringing our total to 257. Two of these — in Monterey and Mission Bay, CA, are in our West Marine Express small store format — an innovation that is proving successful and profitable. We also opened stores in Vancouver and Sidney, British Columbia — our first ventures into Canada. Other new stores are in Orange Beach, AL; Antioch, CA; Alameda, CA; Rocklin, CA; two stores in Santa Barbara, CA; Sausalito, CA; Nags Head, NC; Cape Coral, FL; Marco Island, FL; Plymouth, MA; Mentor, OH; Hilton Head, SC; Clear Lake, TX and Denison, TX. Twelve older stores were renovated in 2002, as well.

We manage our company to achieve a convergence of channels. Today's boating enthusiast may well see a product in our catalog, go to our website to research it further, and then telephone or go into one of our retail stores to seek the advice and counsel of a West Marine associate. Similarly, we now routinely cross market channels by using email to alert customers to retail store events in their area. Also, we continue to offer customers the convenience of being able to exchange catalog and Internet purchases at our retail stores.

The knowledge, depth of experience, and helpful attitude of our associates is perhaps West Marine's greatest strength. In market research study after study, the helpfulness of our customer-contact associates is cited as a leading reason boaters choose West Marine. To illustrate this we have chosen five associates to feature in this annual report. I am proud to say that I think they are typical of the 3,600 people of West Marine and our 800 new BoatU.S. associates.

Sincerely,



John Edmondson
President and Chief Executive Officer

In January, 2003, West Marine acquired the retail, wholesale and catalog operations of Boat Owners Association of The United States, commonly known as BoatU.S. We paid $72 million in cash, and assumed $9.7 million in liabilities — primarily trade payables. The acquisition gives us 62 more retail stores, which we will continue to operate under the BoatU.S. trade name for the time being. BoatU.S. has earned a high degree of customer loyalty, and we plan to take advantage of this brand equity. We also acquired the BoatU.S. distribution center in Hagerstown, MD, and the BoatU.S. call center in Largo, FL.

This brings our Company's retail store total to 319. In some cases, BoatU.S. stores are near West Marine stores. We plan to operate both as long as they meet our profit requirements. It should be noted that the improved buying power and other operating efficiencies enjoyed by West Marine are expected to improve margins at the BoatU.S. stores. Bottom line, the acquisition is expected to boost West Marine sales by $140 million immediately. The new stores are expected to add up to $0.03 per share to earnings in 2003, and $0.18 to $0.20 per share in 2004 when West Marine's margin improvements have had a chance to take hold. At the time of this writing, the integration of the BoatU.S. operations was proceeding ahead of schedule.

The acquisition accelerates our new store program by about two years. That notwithstanding, we plan to open several new West Marine stores in 2003. About half of these will be in our new West Marine Express small store format.

West Marine's conservative financial practices helped create the solid foundation which enabled us to make this acquisition on favorable financing terms without straining our economic resources. As we take advantage of our new opportunities, we will not lose sight of our conservative fiscal policy — the basis of our growth and well-being.

WEST MARINE

West Marine's operations continued to improve in 2002, as new programs and innovations took hold and gained momentum. In every significant part of the Company's business, gross margins increased. We are pleased that we accomplished this in the face of the uncertainties that dominated the economy throughout the year. We believe that our success demonstrates that we are tuned in to our customers and are giving them what they want.

Our West Advantage customer loyalty program grew to more than 1.6 million members in 2002. Using West Advantage, boaters receive awards points for their purchases, discount coupons, towing credits, Theftguard protection and special member offers. The information we collect through the program about boaters' purchasing patterns helps us target our direct mail and other marketing efforts, making our selling campaigns more relevant. West Advantage sales now account for more than half of the Company's total revenues.

Fishing is a major focus of powerboaters — research shows 60% say it's the primary use of their boat. Fishing is a top recreational choice of families that want to do more things together. By the end of 2002, we had expanded fishing departments in 180 of our stores with very encouraging results — our sales of fishing-related products were up more than 20% for the year. Supporting this effort, we launched a number of new fishing-related marketing promotions, as well.

Nearly 65,000 people now hold our private label West Marine credit card. The average sale using our credit card is more than triple the size of other individual sales.

During the year we opened West Marine Express stores near marinas in Monterey and Mission Bay, CA. This new store format, one-third the size of our average retail store, stocks fewer items, but through in-store online capability, customers have access to West Marine's more than 50,000-item range of products. Our strategy for 2003 includes opening more than a dozen West Marine Express stores around the country. At the other end of the spectrum, plans for our 25,000 square foot "Superstores" in Fort Lauderdale, FL, and San Diego, CA., are progressing. At the time of this writing, the Fort Lauderdale store was under construction and the San Diego store had received all the needed approvals from local zoning and planning authorities.

We entered the Canadian market last year with stores in Sidney and Vancouver, British Columbia. Initial customer response has been favorable. As we build our brand and adjust to the fine points of serving this market, we will consider further expansion.

Pam Wall circumnavigated the world with her husband and two small children. Their boat is a 39-foot sloop that they built themselves. An associate at West Marine's Ft. Lauderdale, FL store, Pam not only shares her blue-water sailing knowledge by working with customers one-on-one, but also by sharing slide shows and giving seminars on world cruising, outfitting for offshore cruising, sailing in the Bahamas and preparing for hurricanes. She is also a regular contributor to the West Marine Newsletter and website.







New Bedford, MA store manager Mike Yorston is as comfortable under a sail as he is fishing on a powerboat. He's built sailboats, managed marinas, and assisted naval designers. Mike is well known for the knowledge and commitment he brings to community activities — he's one of the original organizers of the Buzzard Bay American Cancer Society Pro-Am Sailing Regatta. Mike's a Board Member for the Community Boating Center of New Bedford where he works with High Schools to create scholastic sailing teams and works in programs to teach sailing to inner city youths. He's also involved with a number of kid-focused fishing tournaments.

WEST MARINE

We entered the marine services business last year, with a pilot operation in South Florida. This enables us to offer customers in that area such services as boat maintenance, repairs, product installation, retrofitting, and other specialized help. We believe this business has solid potential, which we plan to develop conservatively. In addition, we opened four specialized Rigging Centers in our stores in Alameda and San Diego, CA; Seattle, WA and Annapolis, MD, to provide full rigging solutions to sailors in those areas. The associates and managers in these rigging shops are particularly knowledgeable — a number having Olympics and America's Cup-level racing experience.

West Marine's private label product offerings, from apparel to wood-finishes, continued to grow last year, now accounting for almost 25% of our sales. The appeal of the West Marine brand has been built by offering high quality products at competitive prices. In 2002, we set a new standard by completely revitalizing our line of life jackets, making it more relevant to how boaters actually use these products. The U.S. Coast Guard is currently evaluating our improvements.

Our combined Catalog/Internet business continued to grow in 2002, with online sales up strongly and Catalog sales off slightly. During the year we increased the speed and stability of our www.westmarine.com Website, simplified checkout procedures, and upgraded our platform for future growth. Our entire Master Catalog has now been digitized and can be accessed online. Our Website now averages approximately 250,000 users per month. We are also using our online channel to email customers about sales and special events at West Marine retail stores near them. The high level of knowledge and boating experience of the technical support staffs in our online and call centers parallels that of our in-store associates. Both are dedicated to "consultative selling," i.e. making sales by helping customers identify and select the products they really need.

Our wholesale business, Port Supply, grew year-over-year sales despite the difficult economy that produced business failures and slower new boat sales. Port Supply tested some very aggressive promotions and extended payment programs for its dealers with great success. The Government/Industrial division of Port Supply enjoyed its second consecutive year of double-digit growth. Port Supply's industry-leading Website added key new features for ease of use and continued to grow rapidly. Wholesale gross margins were up substantially through more selective pricing and better freight expense control.

Port Supply's Peter Phelan came to the U.S. in 1995, after serving as head instructor at the Royal Irish Yacht Club. He races sailboats ranging from 14 to 70 feet, and qualified for the Laser Class World Championships in 2001. A direct sales associate based at West Marine's Watsonville, CA headquarters, he spends most of his days in "consultative selling," using his knowledge to help wholesale customers serve their own customers better.








West Marine





South Mid-Atlantic District Manager Chuck Mjolsness has been into watersports since the age of 10. He's a regular competitor and took first place in the Wide Ride Slalom Event for Georgia at the 2002 INT Amateur Water Ski Tour. "Waterskiing, tubing, wake boarding and other watersports are great family activities," Chuck says. "There's something for everybody at all skill levels." He makes it a point to share his expertise with the West Marine associates in his area to help them help their customers choose the right equipment for themselves and their families.

GROSS MARGIN (%)


35
25
15
5
0
1998
1999
2000
2001
2002

SHAREHOLDERS' EQUITY (millions)


250
200
150
100
50
0
1998
1999
2000
2001
2002

NET INCOME (thousands)


20,000
15,000
10,000
5,000
0
1998
1999
2000
2001
2002

Year 2000 includes a $2.4 million pre-tax charge for costs related to uncollectible vendor receivables. The impact of this charge represents $0.08 per basic and diluted share.

LOCATIONS


350
250
150
50
0
*
1998
1999
2000
2001
2002
West Marine Store Locations
BoatU.S. Store Locations

*acquired from BoatU.S. January 2003

From Blue Gills to Blue Marlin, West Marine store manager Mike Brandon, of Jacksonville Beach, FL, has caught them all. A regular participant in King Fish tournaments, he has won more than $16,000 in prize money. West Marine has expanded the fishing departments in most of the Company's stores to offer anglers more choices. First-hand advice from experts like Mike is an irreplaceable "value-added."



Financial Contents

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion and analysis is based upon our financial statements as of the dates and for the periods presented in this section. You should read this discussion and analysis in conjunction with the Financial Statements and Supplementary Data and notes thereto.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

The statements in this Annual Report that relate to future plans, events, expectations, objectives or performance (or assumptions underlying such matters) are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, among other things, statements that relate to West Marine's future plans, expectations, objectives, performance and similar projections, as well as facts and assumptions underlying these statements or projections. Actual results may differ materially from the results expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors.

Set forth below are certain important factors that could cause our actual results to differ materially from those expressed in any forward-looking statements.

Because consumers often consider boats to be luxury items, the market is subject to changes in consumer confidence and spending habits. Recent slowing of the domestic economy may adversely affect sales volumes, as well as our ability to maintain current gross profit levels.

Our operations could be adversely affected if unseasonably cold weather, prolonged winter conditions or extraordinary amounts of rainfall were to occur during the peak boating season in the second and third quarters.

Our Catalog division has faced market share erosion in areas where either we or our competitors have opened stores. Management expects this trend to continue.

Our growth has been fueled principally by our stores' operations. Our continued growth depends to a significant degree on our ability to continue to expand our operations through the opening and profitable operation of new stores, as well as our ability to increase net sales at our existing stores. Our planned expansion is subject to a number of factors, including the adequacy of our capital resources, our ability to locate suitable store sites and negotiate acceptable lease terms, to hire, train and integrate employees and to adapt our distribution and other operations systems.

The markets for recreational water sports and boating supplies are highly competitive. Competitive pressures resulting from competitors' pricing policies are expected to continue.

Our efforts to integrate the acquired Boat America operations with our own will involve a number of risks, including unanticipated costs and difficulty integrating the operations and personnel of Boat America into our operations, the potential diversion of our management from West Marine's ongoing business objectives, the loss of key Boat America employees who choose not to be employed by West Marine and a decline in the economy that could threaten the economic assumptions of the transaction.

Additional factors which may affect our financial results include inventory management issues, the impact of the Internet and e-commerce on the supply chain, fluctuations in consumer spending on recreational boating supplies, environmental regulations, demand for and acceptance of our products and other risk factors disclosed from time to time in our filings with the Securities and Exchange Commission.

Critical Accounting Policies and Estimates

Management's discussion and analysis of West Marine's financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate and actual results have not differed materially from those determined using necessary estimates.

Our accounting policies are more fully described in Note 1 to the financial statements, located elsewhere in this Annual Report. We have identified certain critical accounting policies, which are described below.

Merchandise inventory. Our merchandise inventory is carried at the lower of cost or market on a first-in, first-out basis. Inventory cost includes certain indirect costs related to the purchasing, transportation and warehousing of merchandise. We make certain assumptions to adjust inventory based on historical experience and current information in order to assess that inventory is recorded properly at the lower of cost or market.

Long-lived assets. We review long-lived assets for impairment whenever events or changes in circumstances, such as store closures, indicate that the carrying value of an asset may not be recoverable. At the time a decision is made to close a store, we record an impairment charge, if appropriate, and accelerate depreciation over the revised useful life. We believe at this time that the long-lived assets' carrying values and useful lives continue to be appropriate.

Income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount we believe is more likely than not to be realized. While we have considered future taxable income, state tax apportionment and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of our recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Results of Operations

The following table sets forth certain income statement components expressed as a percent of net sales:

	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of goods sold including buying and occupancy	69.3%	70.9%	73.1%
Gross profit	30.7%	29.1%	26.9%
Selling, general and administrative expenses	24.1%	23.6%	23.3%
Income from operations	6.6%	5.5%	3.6%
Interest expense	0.7%	1.0%	1.2%
Income before income taxes	5.9%	4.5%	2.4%
Provision for income taxes	2.3%	1.8%	0.9%
Net income	3.6%	2.7%	1.5%

2002 Compared to 2001

In 2002, West Marine had net sales of $530.6 million, an increase of $17.7 million, or 3.5%, over net sales of $512.9 million in 2001. Net income of $18.9 million, or $0.97 per diluted share, in 2002 compares to net income of $13.9 million, or $0.77 per diluted share, in 2001.

Net sales attributable to our Stores division increased $19.3 million, or 4.5%, to $446.9 million in 2002, mostly due to the addition of 19 new stores, which contributed $12.5 million to net sales growth. Comparable store net sales increased $3.6 million, or 0.9%, in 2002. Port Supply sales through our distribution centers decreased $0.2 million, or 0.5%, to $44.8 million in 2002, primarily as a result of increased sales to Port Supply customers through retail stores. Catalog net sales decreased $1.4 million, or 3.4%, to $38.9 million, primarily due to the increase in the number of store locations.

Gross profit increased $13.6 million, or 9.1%, in 2002 compared to 2001. Gross profit as a percentage of net sales increased to 30.7% in 2002 from 29.1% in 2001, primarily due to lower product costs, supply chain efficiencies, increased sales volume of higher margin private label products and a reduction in inventory shrinkage losses.

Selling, general and administrative expenses increased $6.8 million, or 5.6%, in 2002, primarily due to increases in direct expenses related to the addition of new stores. Non-capital expenditures incurred in preparation for opening new retail stores are expensed as incurred. Selling, general and administrative expenses as a percentage of net sales increased to 24.1% in 2002 from 23.6% in 2001.

Income from operations increased $6.8 million, or 24.2%, in 2002 compared to 2001. As a percentage of net sales, income from operations increased to 6.6% in 2002, from 5.5% in 2001.

Interest expense decreased $1.3 million, or 26.5%, in 2002 compared to 2001, as a result of lower average borrowings and lower interest rates.

The income tax rate of 39.5% of pre-tax income in 2002 decreased from 40.0% in the prior year, primarily due to the impact of no longer amortizing goodwill.

2001 Compared to 2000

In 2001, West Marine had net sales of $512.9 million, an increase of $4.5 million, or 0.9%, over net sales of $508.4 million in 2000. Net income of $13.9 million, or $0.77 per diluted share, in 2001 compares to net income of $7.4 million, or $0.42 per diluted share, in 2000. Results of operations for 2000 include a $2.4 million pre-tax charge ($1.5 million after-tax, or $0.08 per share) related to the writeoff of vendor receivables that were deemed uncollectible.

Net sales attributable to our Stores division increased $8.9 million, or 2.1%, to $427.6 million in 2001, mostly due to the addition of seven new stores, which contributed $7.0 million to net sales growth. Comparable store net sales decreased $0.7 million, or 0.2%, in 2001. Port Supply sales through our distribution centers decreased $1.6 million, or 3.4%, to $45.0 million in 2001, primarily as a result of increased sales to Port Supply customers through retail stores. Catalog net sales decreased $2.8 million, or 6.5%, to $40.3 million, primarily due to the increase in the number of store locations.

Gross profit increased $12.7 million, or 9.3%, in 2001 compared to 2000. Gross profit as a percentage of net sales increased to 29.1% in 2001 from 26.9% in 2000, primarily due to more favorable vendor terms, supply chain efficiencies and increased sales volume of higher margin private label products, offset by a small increase in occupancy costs. Gross profits in 2000 were adversely affected by the $2.4 million writeoff of vendor receivables.

Selling, general and administrative expenses increased $2.9 million, or 2.4%, in 2001, primarily due to increases in direct expenses related to the growth in Stores. Selling, general and administrative expenses as a percentage of net sales increased to 23.6% in 2001 from 23.3% in 2000.

Income from operations increased $9.8 million, or 53.5%, in 2001 compared to 2000. As a percentage of net sales, income from operations increased to 5.5% in 2001, from 3.6% in 2000.

Interest expense decreased $1.1 million, or 18.7%, in 2001 compared to 2000, primarily as a result of lower interest rates.

Income tax expense increased $4.4 million, or 88.8%, due to increased income from operations. The income tax rate of 40% of pre-tax income remained unchanged from the prior year.

Liquidity and Capital Resources

Operating Activities. During 2002, our primary source of liquidity was cash flows from operations and proceeds from the exercise of stock options. Net cash provided by operations during 2002 was $24.2 million, consisting primarily of net income, excluding depreciation and amortization, of $38.3 million and a $9.0 million increase in accounts payable, offset by a $28.2 million increase in inventory and a $3.6 million increase in prepaid expenses. The inventory increase reflects the increase in the number of stores, as well as our commitment to increasing fill rates, which enhance sales, as well as advanced stocking of merchandise at stores in preparation for the peak boating season. Net cash provided by financing activities was $0.3 million, primarily $11.1 million received from the exercise of stock options and the net sales of common stock pursuant to the associate stock purchase plan, offset by $8.8 million in repayments of our long-term debt and $2.1 million in repayments on a line of credit.

Capital Growth. West Marine's primary cash requirements are related to capital expenditures for new stores and remodeling existing stores, including leasehold improvement costs, fixtures and information systems enhancements, and for merchandise inventory for stores. In 2002, we spent $20.1 million on capital expenditures. In January 2003, we acquired the retail stores, catalog and wholesale operations of Boat America for $72.0 million in cash and the assumption of certain liabilities. We expect to spend from $26.0 million to $27.0 million on other capital expenditures during 2003, mainly for new stores. We intend to pay for our expansion through cash generated from operations and bank borrowings.

Finance Arrangements. At the end of 2002, we had outstanding a $16.0 million senior guarantee note maturing on December 23, 2004, and requiring annual principal payments of $8.0 million. The note bore interest at 7.6%, was unsecured and contained certain restrictive covenants including fixed charge coverage, debt-to-capitalization ratios and minimum net worth requirements. This note was repaid in January 2003.

At the end of 2002, we had a $100.0 million credit line and borrowings under that credit line were $40.7 million, bearing interest at rates ranging from 2.51% to 4.25%. On January 14, 2003, we replaced the $100.0 million credit line with a $185.0 million credit line, which expires in three years. The new credit line is guaranteed by West Marine and its subsidiaries and is secured by a security interest in substantially all of the assets of West Marine and its subsidiaries. We immediately borrowed $155.0 million under the new facility and used $72.0 million to acquire certain operations from Boat America, $59.8 million to repay our old credit line, $17.3 million to repay the senior guarantee note, which amount included a $1.3 million make-whole fee incurred because the senior note carried interest at a higher rate than interest rates prevailing at the time of the repayment, and $2.7 million for bank fees related to the new credit facility. The new credit line includes a $20.0 million sub-facility for standby and commercial letters of credit, of which up to $15.0 million is available for the issuance of commercial letters of credit and up to $5.0 million is available for standby letters of credit. The new credit line also includes a sub-limit of up to $10.0 million for same day advances. On June 15, 2003, the credit facility will permanently reduce to $175.0 million. At the end of 2001, borrowings under a previous credit line were $42.8 million, bearing interest at rates ranging from 3.375% to 4.75%.

Depending on our election at the time of borrowing, the new line bears interest at either (a) the higher of (i) the bank's prime rate plus 1.25% or (ii) the federal funds rate plus 1.75% or (b) LIBOR plus 3.00%. Upon receipt by the bank of our financial statements for the second quarter of 2003, these rates may be adjusted based upon our ratio of cash flow to debt for the period.

The new credit line contains various covenants which require us to maintain certain financial ratios, including debt service coverage, debt to earnings and current ratios. The covenants also require us to maintain minimum levels of net worth and place limitations on the levels of certain investments. These covenants also restrict the repurchase or redemption of our common stock and payment of dividends, investments in subsidiaries and annual capital expenditures.

At the end of 2002, we had $2.3 million of outstanding stand-by letters of credit, compared to $1.2 million at year-end 2001. At the end of 2002 and 2001, we had $4.1 million and $1.2 million, respectively, of outstanding commercial letters of credit.

During 2002 and 2001, the weighted average interest rate on all outstanding borrowings was 4.9% and 6.8%, respectively.

Contractual Obligations. Aggregated information about our contractual obligations as of December 28, 2002 is presented in the following table ($ in thousands).

	Total	2003	2004	2005	2006	2007	After 5 years
Contractual cash obligations:							
Long-term debt	$ 57,357	$ 8,626	$ 8,000	$40,731	$ —	$ —	$ —
Operating leases	142,391	27,589	25,379	22,240	19,285	14,096	33,802
Total cash contractual obligations	$199,748	$36,215	$33,379	$62,971	$19,285	$14,096	$33,802

Operating leases are the only financing arrangements not reported on our consolidated balance sheets.

We believe existing credit facilities and cash flows from operations will be sufficient to satisfy our liquidity needs through 2004.

Seasonality

Historically, our business has been highly seasonal. In 2002, 64.2% of our net sales and all of our net income occurred during the second and third quarters, principally during the period from April through July, which represents the peak months for boat buying, usage and maintenance in most of our markets. Management expects the seasonal fluctuation in net sales to become more pronounced as we continue to expand our operations.

Business Trends

West Marine's growth in net sales has been principally fueled by geographic expansion through the opening of new stores and, to a lesser extent, by comparable stores net sales increases. Future net sales and profit growth, if any, will be increasingly dependent on the opening and profitability of new stores. Our Catalog division continues to face market share erosion in markets where either we or our competitors have opened new stores. For each of the years ended 2002, 2001 and 2000, total sales outside of the United States represented less than 4% of our net sales. Management expects this trend to continue.

Quantitative and Qualitative Disclosures about Market Risk

We do not undertake any specific actions to cover our exposure to interest rate risk, and West Marine is not a party to any interest rate risk management transactions. We do not purchase or hold any derivative financial instruments.

A 33 basis point change in interest rate (10% of our weighted average interest rate) affecting our floating financial instruments would have an effect of approximately $0.2 million on our pretax income and cash flows over the next year, and would have an immaterial effect on the fair value of our fixed rate financial instruments (see Note 3 of the Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands, except share data)	Year-End 2002	2001
Assets		
Current assets:		
Cash	$ 4,722	$ 1,044
Accounts receivable, net of reserves $356 in 2002 and $444 in 2001	5,577	4,997
Merchandise inventories	221,248	192,748
Prepaid expenses and other current assets	16,955	13,383
Total current assets	248,502	212,172
Property and equipment, net	74,320	73,511
Goodwill, net	33,998	33,508
Intangibles and other assets, net	1,667	1,618
Total Assets	$358,487	$320,809
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 47,723	$ 38,755
Accrued expenses	20,705	16,420
Deferred current liabilities	3,510	3,825
Current portion of long-term debt	8,626	8,774
Total current liabilities	80,564	67,774
Long-term debt	48,731	59,426
Deferred items and other non-current obligations	7,128	5,796
Total liabilities	136,423	132,996
Stockholders' equity:		
Preferred stock, $.001 par value: 1,000,000 shares authorized; no shares outstanding	—	—
Common stock, $.001 par value: 50,000,000 shares authorized; issued and outstanding: 19,270,957 at December 28, 2002 and 18,134,152 at December 29, 2001	19	18
Additional paid-in capital	128,933	113,622
Accumulated other comprehensive income	31	—
Retained earnings	93,081	74,173
Total stockholders' equity	222,064	187,813
Total Liabilities and Stockholders' Equity	$358,487	$320,809

See notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share and store data)	2002	2001	2000
Net sales	$530,588	$512,873	$508,364
Cost of goods sold, including buying and occupancy	367,688	363,578	371,728
Gross profit	162,900	149,295	136,636
Selling, general and administrative expense	128,087	120,285	117,387
Goodwill amortization	—	971	983
Income from operations	34,813	28,039	18,266
Interest expense, net	3,560	4,846	5,962
Income before taxes	31,253	23,193	12,304
Provision for income taxes	12,345	9,276	4,913
Net income	$ 18,908	$ 13,917	$ 7,391
Net income per share:			
Basic	$ 1.00	$ 0.79	$ 0.43
Diluted	$ 0.97	$ 0.77	$ 0.42
Weighted average common and common equivalent shares outstanding:			
Basic	18,816	17,722	17,250
Diluted	19,521	18,047	17,558

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except share data)	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Comprehensive Income
Balance at year-end, 1999	17,190,274	$17	$107,015	$52,865		$159,897	
Net income				7,391		7,391	$7,391
Exercise of stock options	29,465	—	183			183	
Tax benefit from exercise of stock options			112			112	
Sale of common stock pursuant to associate stock purchase plan	101,782		677			677	
Balance at year-end, 2000	17,321,521	17	107,987	60,256		168,260	$7,391
Net income				13,917		13,917	
Exercise of stock options	706,690	1	4,217			4,218	$4,217
Tax benefit from exercise of stock options			962			962	
Sale of common stock pursuant to associate stock purchase plan	105,941		456			456	
Balance at year-end, 2001	18,134,152	18	113,622	74,173		187,813	$4,217
Net income				18,908		18,908	$18,908
Foreign currency translation adjustment					$31	31	31
Exercise of stock options	1,082,163	1	10,443			10,444	
Tax benefit from exercise of stock options			4,219			4,219	
Sale of common stock pursuant to associate stock purchase plan	54,642		649			649	
Balance at year-end, 2002	19,270,957	$19	$128,933	$93,081	$31	$222,064	$18,939

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	2002	2001	2000
Operating Activities:			
Net income	$ 18,908	$ 13,917	$ 7,391
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	19,416	18,351	15,193
Provision for deferred income taxes	832	3,795	593
Tax benefit from exercise of stock options	4,219	962	112
Provision for doubtful accounts	288	242	189
Loss (gain) on asset disposals	40	(10)	1,208
Changes in assets and liabilities:			
Accounts receivable	(873)	(1,580)	(52)
Merchandise inventories	(28,244)	(12,185)	(14,725)
Prepaid expenses and other current assets	(3,572)	(2,199)	(850)
Other assets	(185)	(4)	(307)
Accounts payable	8,968	(3,586)	12,719
Accrued expenses	4,210	779	4,696
Deferred items	185	(485)	112
Net cash provided by operating activities	24,192	17,997	26,279
Investing Activities:			
Acquisitions, net of cash acquired	(843)	—	—
Purchases of property and equipment	(19,921)	(17,252)	(20,769)
Net cash used in investing activities	(20,764)	(17,252)	(20,769)
Financing Activities:			
Net borrowings (repayments) on line of credit	(2,069)	1,700	1,600
Proceeds from long-term borrowings	—	—	278
Repayments on long-term debt and capital leases	(8,774)	(8,729)	(8,825)
Proceeds from sale of common stock pursuant to associate stock purchase plan	649	456	677
Proceeds from exercise of stock options	10,444	4,218	183
Net cash provided by (used in) financing activities	250	(2,355)	(6,087)
Net Increase (Decrease) in Cash	3,678	(1,610)	(577)
Cash at Beginning of Period	1,044	2,654	3,231
Cash at End of Period	$ 4,722	$ 1,044	$ 2,654
Other cash flow information:			
Cash paid for interest	$ 3,468	$ 4,968	$ 6,028
Cash paid for income taxes	8,100	5,796	3,970
Equipment acquired through non-cash capital lease transactions	—	—	2,200

See notes to consolidated financial statements.

Notes To Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Business—West Marine, Inc. ("West Marine" or "the Company") is the largest specialty retailer of recreational and commercial boating supplies and apparel in the United States. The Company has three divisions—Stores, Wholesale (Port Supply) and Catalog—which all sell aftermarket recreational boating supplies directly to customers. At year-end 2002, West Marine offered its products through 257 stores in 38 states, Puerto Rico and Canada, on the Internet (www.westmarine.com and www.portsupply.com) and through catalogs. The Company is also engaged, through its Port Supply division and its stores, in the wholesale distribution of products to commercial customers and other retailers.

West Marine was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. The Company's principal executive offices are located in Watsonville, California.

Principles of Consolidation—The consolidated financial statements include the accounts of West Marine, Inc. and its subsidiaries, all of which are wholly-owned, directly or indirectly. Intercompany balances and transactions are eliminated in consolidation.

Year-End—The Company's fiscal year ends on the Saturday closest to December 31 based on a 52- or 53-week year. The years 2002, 2001 and 2000 ended on December 28, 2002, December 29, 2001 and December 30, 2000, respectively, and all were 52-week years.

Accounting Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Inventories—Merchandise inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes acquisition and distribution costs in order to better match net sales with these related costs.

Deferred Catalog and Advertising Costs—The Company capitalizes the direct cost of producing and distributing its catalogs. Capitalized catalog costs are amortized, once a catalog is mailed, over the expected net sales period, which is generally from two months to ten months. Deferred catalog costs were $1.2 million and $0.1 million at year-end 2002 and 2001, respectively. Advertising costs, which are expensed as incurred, were $14.4 million, $13.6 million and $12.7 million in 2002, 2001 and 2000, respectively.

Property and Equipment—Property and Equipment is stated at cost. Furniture and equipment is depreciated using the straight-line method over the estimated useful lives of the various assets, which range from three to seven years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives, usually ten years, of the improvements.

Capitalized Interest—The Company's policy is to capitalize interest on major capital projects. During 2002, 2001 and 2000, the Company incurred approximately $3.9 million, $5.6 million and $6.8 million, respectively, of interest, of which approximately $0.4 million, $0.7 million and $0.8 million respectively, was capitalized.

Capitalized Software Costs—Capitalized computer software, included in property and equipment, reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight-line basis, generally over a three-to-five year period. Internally developed software costs are capitalized in accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use."

Intangibles and Other Assets—Favorable lease rights acquired are amortized over the term of the related lease. Debt issuance costs are amortized over the term of the related credit agreement. Amortization expense for these intangible assets was $0.6 million, $0.4 million and $0.5 million for 2002, 2001 and 2000, respectively. Accumulated amortization at the end of 2002 and 2001 was $2.2 million and $1.9 million, respectively.

Impairment of Long-Lived Assets—The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived asset are less than the carrying value, a loss equal to the difference between carrying value and the fair market value of the asset is recorded.

Deferred Rent—Certain of the Company's operating leases contain predetermined fixed increases in the minimum rental rate during the lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between the amount charged to rent expense and the rent paid as deferred rent.

Income Taxes—Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.

Fair Value of Financial Instruments—The carrying values of cash, accounts receivable, accounts payable and long-term debt approximate their estimated fair value.

Stock-Based Compensation—At December 28, 2002, the Company has two stock-based employee compensation plans, which are more fully described in Note 6. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation. The Company's calculations were made using the Black-Scholes option pricing model, which is more fully described in Note 6. During 2002, the Company, corrected certain computational items, resulting in an adjustment to pro forma net income as reported in 2001 and 2000.

	2002	2001	2000
Net income, as reported	$18,908	$13,917	$7,391
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(2,088)	(1,229)	(1,623)
Pro forma net income	$16,820	$12,688	$5,768
Earnings per share:			
Basic—as reported	$ 1.00	$ 0.79	$ 0.43
Basic—pro forma	$ 0.89	$ 0.72	$ 0.33
Diluted—as reported	$ 0.97	$ 0.77	$ 0.42
Diluted—pro forma	$ 0.86	$ 0.70	$ 0.33

Revenue Recognition—Sales, net of estimated returns, are recorded when purchased by customers at retail locations. Revenue is recognized when merchandise shipped from a warehouse directly to customers is received by the customer. Prior to 2002, revenue for merchandise shipped from a warehouse directly to customers was recognized when the goods were shipped. The effect of this change did not have a significant impact on the Company's financial statements.

Cost of Goods Sold—Cost of goods sold includes store occupancy and buying costs. Consideration in the form of cash or credits received from vendors is recorded as a reduction to cost of goods sold as the related product is sold.

Comprehensive Income—Comprehensive income is defined as the change in equity during a period from transactions and other events, except those resulting from investments by and distributions to stockholders. The components of comprehensive income are reported in the Consolidated Statements of Stockholders' Equity.

Foreign Currency—Translation adjustments result from translating foreign subsidiaries' financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included as a component of Comprehensive Income in the Consolidated Statements of Stockholders' Equity.

Net Income Per Share—Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if outstanding options to issue common stock were exercised. The following is a reconciliation of the Company's basic and diluted net income per share computations (shares in thousands):

	2002		2001		2000	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic	18,816	$ 1.00	17,722	$ 0.79	17,250	$ 0.43
Effect of dilutive stock options	705	(0.03)	325	(0.02)	308	(0.01)
Diluted	19,521	$ 0.97	18,047	$ 0.77	17,558	$ 0.42

Excluded from the above computations of diluted net income per share were options to purchase 1,281,000, 1,874,000 and 3,174,000 shares of common stock for 2002, 2001 and 2000, respectively, as these shares were anti-dilutive.

Derivative Instruments—The Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, effective December 31, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The adoption of SFAS 133 did not have a material impact on the financial position, results of operations or cash flows of West Marine. West Marine does not purchase or hold any derivative financial instruments.

Reclassifications—Certain 2000 and 2001 amounts have been reclassified to conform with the 2002 presentations.

Recent Accounting Pronouncements—The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," beginning December 30, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, SFAS 142 includes provisions for the reclassification of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. During 2002, the Company completed a transitional goodwill impairment test and an annual impairment test, neither of which resulted in an impairment charge. A reconciliation for the impact of the adoption of SFAS 142 to net income and earnings per share is as follows:

	2002	2001	2000
Net income, as reported	$18,908	$ 13,917	$7,391
Add back: goodwill amortization, net of tax effect	—	583	590
Net income, as adjusted	$ 18,908	$14,500	$7,981
Basic earnings per share, as reported	$ 1.00	$ 0.79	$ 0.43
Add back: goodwill amortization	—	0.03	0.03
Basic earnings per share, as adjusted	$ 1.00	$ 0.82	$ 0.46
Diluted earnings per share, as reported	$ 0.97	$ 0.77	$ 0.42
Add back: goodwill amortization	—	0.03	0.03
Diluted earnings per share, as adjusted	$ 0.97	$ 0.80	$ 0.45

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS 144 are effective for the Company's fiscal year 2002, and are generally to be applied prospectively. The adoption of SFAS 144 did not have a material impact on the financial position, results of operations or cash flows of West Marine.

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. West Marine will adopt the provisions of SFAS 146 for restructuring activities initiated after December 28, 2002.

In November 2002, the Emerging Issues Task Force ("EITF") of the FASB concluded in EITF Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," that if a vendor offers a rebate that is payable only if the reseller completes a specified level of purchases, and the rebate is probable of achievement and reasonably estimable, such rebate should be recognized based on the progress made toward earning the rebate. The Company will apply this method prospectively to vendor arrangements entered into after November 21, 2002. The Company currently records such rebates upon achievement of the specified performance level. Although the Company has not yet determined the impact of adopting EITF 02-16, since most vendor agreements for 2003 were finalized prior to November 2002, the adoption of EITF 02-16 will not have a significant impact on the financial position, results of operations or cash flows of West Marine for 2003.

Note 2: Property and Equipment

Property and equipment consisted of the following at year-end 2002 and 2001 (in thousands):

	At Year-End 2002	At Year-End 2001
Furniture and equipment	$ 45,417	$ 39,744
Computer equipment	75,304	65,212
Leasehold improvements	40,168	36,163
Land and building	3,106	3,106
Total, at cost	163,995	144,225
Accumulated depreciation and amortization	(89,675)	(70,714)
Total property and equipment, net	$ 74,320	$ 73,511

Depreciation and amortization expense was $19.2 million, $17.2 million and $14.0 million in 2002, 2001 and 2000, respectively.

Note 3: Lines of Credit and Long-Term Debt

At the end of 2002, the Company had outstanding a $16.0 million senior guarantee note maturing on December 23, 2004, and requiring annual principal payments of $8.0 million. The note bore interest at 7.6%, was unsecured and contained certain restrictive covenants including fixed charge coverage, debt-to-capitalization ratios and minimum net worth requirements. This note was repaid in January 2003.

At the end of 2002, the Company had a $100.0 million credit line and borrowings under that credit line were $40.7 million, bearing interest at rates ranging from 2.51% to 4.25%. At the end of 2001, borrowings under a previous credit line were $42.8 million, bearing interest at rates ranging from 3.375% to 4.75%. On January 14, 2003, the Company replaced the $100.0 million credit line with a $185.0 million credit line, which expires in three years. The new credit line includes a $20.0 million sub-facility for standby and commercial letters of credit, of which up to $15.0 million is available for the issuance of commercial letters of credit and up to $5.0 million is available for standby letters of credit. The new credit line also includes a sub-limit of up to $10.0 million for same day advances. On June 15, 2003, the credit facility will permanently reduce to $175.0 million.

Depending on our election at the time of borrowing, the new line bears interest at either (a) the higher of (i) the bank's prime rate plus 1.25% or (ii) the federal funds rate plus 1.75% or (b) LIBOR plus 3.00%. Upon receipt by the bank of the financial statements for the second quarter of 2003, these rates may be adjusted based upon the ratio of cash flow to debt for the period.

The new credit line is guaranteed by West Marine and its subsidiaries and is secured by a security interest in substantially all of the assets of West Marine and its subsidiaries. The new credit line also contains various covenants which require the Company to maintain certain financial ratios, including debt service coverage, debt to earnings and current ratios. The covenants also require the Company to maintain minimum levels of net worth and place limitations on the levels of certain investments. These covenants also restrict the repurchase or redemption of the Company's common stock and payment of dividends, investments in subsidiaries and annual capital expenditures.

At the end of 2002, the Company had $2.3 million of outstanding stand-by letters of credit, compared to $1.2 million at year-end 2001. At the end of 2002 and 2001, the Company had $4.1 million and $1.2 million, respectively, of outstanding commercial letters of credit.

During 2002 and 2001, the weighted average interest rate on all outstanding borrowings was 4.9% and 6.8%, respectively.

At year-end 2002 and 2001, long-term debt consisted of the following (in thousands):

	At Year-End 2002	At Year-End 2001
Lines of credit	$ 40,731	$ 42,800
Note payable	16,000	24,000
Capital lease obligations (interest at 4.6% to 6.5%)	626	1,400
	57,357	68,200
Less current portion of long-term debt	(8,626)	(8,774)
	$ 48,731	$ 59,426

At year-end 2002, future minimum principal payments on long-term debt were as follows (in thousands):

2003	$ 8,626
2004	8,000
2005	40,731
	$57,357

Note 4: Related Party Transactions

The Company purchases merchandise from a supplier in which the Company's principal stockholder is an investor and a member of the board of directors. Additionally, the principal stockholder's brother is the president and his father is a member of the board of directors and a major stockholder of the supplier. The Company's cost of sales during 2002, 2001 and 2000 included $7.1 million, $6.5 million and $6.8 million, respectively, related to purchases from such related party. Accounts payable to the supplier at year-end 2002 and 2001 were $0.2 million and $0.3 million, respectively.

The Company leases its corporate headquarters and two retail stores from three partnerships for each of which the Company's principal stockholder serves as the general partner and substantially all of which are owned by the principal shareholder and certain members of his family (see Note 5). The Company's Chief Operating Officer is a 2.5% limited partner in one of the partnerships and a director of the Company is a 7.5% limited partner in two of the partnerships. In addition, one retail store is leased directly from the principal stockholder.

Note 5: Commitments and Contingencies

The Company leases certain equipment, retail stores, its distribution centers and its corporate headquarters. The Company also sublets space at various locations with both month-to-month and non-cancelable sublease agreements. The operating leases of certain stores provide for rent adjustments based on the consumer price index and contractual rent increases.

The aggregate minimum annual contractual payments and sublease income under noncancelable leases in effect at year-end 2002 were as follows (in thousands):

	Capital Leases	Operating Leases	Sublease Income	Net Lease Commitments
2003	$ 644	$ 27,589	$42	$ 28,191
2004		25,379	9	25,370
2005		22,240		22,240
2006		19,285		19,285
2007		14,096		14,096
Thereafter		33,802		33,802
Total minimum lease commitment	644	$142,391	$51	$142,984
Less amount representing interest	(18)			
Present value of obligations under capital leases	626			
Less current portion	(626)			
Long-term obligations under capital leases	$ —			

The cost and related accumulated amortization of assets under capital leases aggregated $2.8 million and $1.5 million, respectively, at year-end 2002, and $2.8 million and $0.8 million, respectively, at year-end 2001.

A summary of rent expense by component for 2002, 2001 and 2000 follows (in thousands):

	2002	2001	2000
Minimum rent	$25,397	$23,869	$21,309
Percent rent	169	276	231
Sublease income	(152)	(183)	(147)
Rent paid to related parties	1,441	1,466	1,323
Total rent	$26,855	$25,428	$22,716

The Company is party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have a material effect on the Company's financial statements taken as a whole.

Note 6: Stock Option Plans

Fixed Stock Option Plans

The Company's 1990 Stock Option Plan (the "1990 Plan") provided for options to be granted to employees and directors for the purchase of an aggregate of 2.1 million shares of common stock at prices not less than 100% of the fair market value at the date of grant. Options under this plan generally are exercisable equally over five years from the date of grant, unless otherwise provided. No additional shares are available for grant under this plan and all outstanding options will expire during 2003.

In March of 2002, the Company merged its 1993 Omnibus Equity Incentive Plan and its Non-Employee Director Stock Option Plan into a new amended and restated Omnibus Equity Incentive Plan (the "Plan"). The total number of shares available for grant under the Plan is 6,450,000, which includes 5,450,000 shares previously reserved under the predecessor plans. At year-end 2002, 1,329,074 shares were available for future grants to both employees and directors under the Plan.

The Plan provides for options to be granted for the purchase of West Marine's common stock at prices not less than 50% of fair market value at the date of grant. Options under the Plan generally are exercisable equally over five years from the date of grant, unless otherwise provided, and expire ten years after the date of grant.

With respect to the Company's non-employee directors, options are granted at 100% of fair market value at the date of grant, and are generally exercisable six months after the grant date. Options awarded to our non-employee directors generally are exercisable over ten years from the date of grant. However, if a non-employee director ceases to be a director before an option becomes exercisable, then the option will terminate and be forfeited as of the date his or her services as a director terminate.

A summary of stock option transactions under the fixed stock option plans for the years 2002, 2001 and 2000 follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at year-end 1999 (2,184,843 exercisable at a weighted average price of $11.74)	4,078,402	$12.24
Granted (weighted average fair value at grant date: $5.90)	933,405	8.44
Exercised	(29,465)	6.09
Canceled	(536,721)	13.43
Outstanding at year-end 2000 (2,545,137 exercisable at a weighted average price of $11.86)	4,445,621	11.34
Granted (weighted average fair value at grant date: $3.17)	709,461	4.54
Exercised	(706,690)	5.98
Canceled	(576,259)	12.19
Outstanding at year-end 2001 (2,058,343 exercisable at a weighted average price of $13.33)	3,872,133	10.94
Granted (weighted average fair value at grant date: $11.80)	802,470	17.13
Exercised	(1,082,163)	9.64
Canceled	(233,973)	13.17
Outstanding at year-end 2002 (1,432,986 exercisable at a weighted average price of $14.63)	3,358,467	$12.67

Additional information regarding options outstanding at year-end 2002 under the fixed stock option plans is as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 3.10 - $ 7.81	1,084,587	6.76	$ 5.82	435,386	$ 6.48
8.06 - 12.00	823,352	6.31	9.20	325,108	9.66
12.50 - 34.50	1,450,528	6.76	19.76	672,492	22.30
$ 3.10 - $34.50	3,358,467	6.65	$ 12.67	1,432,986	$ 14.63

Associate Stock Purchase Plan

The Company has a stock purchase plan covering all eligible associates. Participants in the plan may purchase West Marine stock through regular payroll deductions. The stock is purchased on the last business day of April and October at 85% of the lower of the closing price of our common stock on the grant date or the purchase date. In 2002, 2001, and 2000, respectively, 54,642, 105,941, and 101,782 shares were issued under the plan. At the end of 2002, 399,674 shares were reserved for future issuance under the stock purchase plan.

Accounting for Stock-Based Compensation

SFAS 123 requires the disclosure (see Note 1) of pro forma net income and net income per share had the Company adopted the fair value method of accounting for stock-based compensation as of the beginning of 1995. Under SFAS 123, the fair value of stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from our stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: four to eight year expected life from date of grant; stock volatility of 58%, 85% and 76%, respectively, in 2002, 2001 and 2000; risk-free interest rates of 2.14% to 4.84% in 2002, 3.08% to 4.89% in 2001, and 6.19% to 6.37% in 2000; and no dividends during the expected term. The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. However, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculations; accordingly, the pro forma adjustments may not be indicative of future period pro forma adjustments.

Note 7: Income Taxes

The components of the provision for income taxes for 2002, 2001 and 2000 are as follows (in thousands):

	2002	2001	2000
Currently payable:			
Federal	$10,115	$4,752	$3,689
State	1,398	729	631
Total current	11,513	5,481	4,320
Deferred:			
Federal	150	3,152	861
State	682	643	(268)
Total deferred	832	3,795	593
Total current and deferred	$12,345	$9,276	$4,913

The difference between the effective income tax rate and the statutory federal income tax rate is summarized as follows:

	2002	2001	2000
Statutory federal tax rate	35.0%	35.0%	35.0%
Non-deductible permanent items	0.3	1.4	3.4
State income taxes, net of federal tax benefit	4.3	3.8	1.9
Other	(0.1)	(0.2)	(0.3)
Effective tax rate	39.5%	40.0%	40.0%

Deferred tax assets and liabilities are determined based upon the estimated future tax effects of the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. Tax effects of temporary differences that give rise to significant components of deferred tax assets and (liabilities) for 2002 and 2001 are presented as follows (in thousands):

	2002	2001
Current:		
Reserves	$ 1,751	$ 625
Net operating loss carryforwards	14	150
Vacation and benefits	640	570
State tax benefit	281	17
Deferred catalog costs	(1,696)	(1,314)
Capitalized inventory costs	(4,009)	(3,597)
Cash and trade discounts	(1,639)	(1,507)
Other	206	210
Total current deferred tax liability	(4,452)	(4,846)
Non-current:		
Deferred rent	945	868
Property and equipment	(5,846)	(5,406)
Net operating loss carryforward	770	820
State tax credits	2,076	1,667
Other	55	289
Total non-current deferred tax liability	(2,000)	(1,762)
Valuation allowance	(1,915)	(927)
Total deferred tax liability	$(8,367)	$(7,535)

At year-end 2002 and 2001, total current deferred tax liabilities are included in "Deferred Current Liabilities" on the consolidated balance sheets. Total non-current deferred tax liabilities are included in "Deferred Items and Other Non-Current Obligations."

At year-end 2002 for state tax purposes, the Company has net loss carryforwards of approximately $16.5 million that expire in 2003 through 2020. In addition, the Company has enterprise zone credits of $0.7 million that may be used for an indefinite period of time, and South Carolina tax credits of $1.4 million that expire in 2010 through 2017. These carryforwards are available to offset future taxable income. A valuation allowance must be provided when it is more likely than not that a deferred income tax asset will not be realized. Accordingly, these carryforwards have been reduced by $1.9 million for amounts not expected to be fully utilized.

Note 8: Employee Benefit Plans

The Company has a defined contribution savings plan covering all eligible associates. The Company matches 33% of an employee's contribution up to 5% of the employee's annual compensation, subject to statutory limitations. The Company's contributions to the plan for 2002, 2001 and 2000 were $0.5 million, $0.4 million and

$0.4 million, respectively. Plan participants may choose from an array of mutual fund investment options. The plan does not permit direct investments in West Marine stock.

During 2001, the Company's suspended defined benefit plan was terminated and all of the assets were distributed to the plan participants in the form of annuity contracts.

The actuarial present value of the benefit obligation for 2001 is (in thousands):

	2001
Changes in Benefit Obligation:	
Benefit obligation at beginning of year	$ 3,776
Actuarial gain	(213)
Benefits paid and annuities purchased	(3,563)
Benefit obligation at end of year	$ 0
Change in Plan Assets:	
Fair value of plan assets at beginning of year	$ 3,590
Actual return on plan assets	(27)
Benefits paid and annuities purchased	(3,563)
Fair value of plan assets at end of year	$ 0
Funded status:	
Accrued pension liability	$ 0
Components of Net Periodic Pension Cost:	
Elimination of accrued pension liability	$ (627)
Total periodic benefit	$ (627)

Note 9: Segment Information

The Company has three divisions—Stores, Catalog (which includes Internet) and Wholesale (Port Supply)—all of which sell aftermarket recreational boating supplies directly to customers. The customer base overlaps between the Company's Stores and Port Supply divisions, and between its Stores and Catalog divisions. All processes for the three divisions within the supply chain are commingled, including purchases from merchandise vendors, distribution center activity and customer delivery.

The Stores division qualifies as a reportable segment under SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," as it is the only division that represents 10% or more of the combined revenue of all operating segments when viewed on an annual basis. Segment assets are not presented, as the Company's assets are commingled and are not available by segment. Contribution is defined as net sales, less product costs and direct expenses. Following is financial information related to the Company's business segments (in thousands):

	2002	2001	2000
Net sales:			
Stores	$446,922	$427,640	$418,750
Other	83,666	85,233	89,614
Consolidated net sales	$530,588	$512,873	$508,364
Contribution:			
Stores	$ 64,790	$ 61,807	$ 58,849
Other	14,418	11,625	11,006
Consolidated contribution	$ 79,208	$ 73,432	$ 69,855
Reconciliation of consolidated contribution to net income:			
Consolidated contribution	$ 79,208	$ 73,432	$ 69,855
Less:			
Cost of goods sold not included in consolidated contribution	(24,358)	(25,528)	(28,321)
General and administrative expenses	(20,037)	(19,865)	(23,268)
Interest expense, net	(3,560)	(4,846)	(5,962)
Income tax expense	(12,345)	(9,276)	(4,913)
Net income	$ 18,908	$ 13,917	$ 7,391

Note 10: Subsequent Event—Acquisition of Retail Stores, Catalog and Wholesale Operations of Boat America

On January 14, 2003, the Company acquired the 62 retail stores, catalog sales and wholesale operations of Boat America Corporation for $72 million in cash and the assumption of approximately $9 million to $10 million in certain liabilities. The purchase price allocation is not finalized because the fair value of the assets acquired and liabilities assumed has not yet been fully determined.

The acquisition will provide the Company with greater operating flexibility and allow it to achieve synergistic cost savings by immediately expanding its store base. Geographically, the acquisition will enhance the Company's presence in every major boating market within the United States and will allow it to better compete in the marine aftermarket. Initially, the Company will continue to operate all of the acquired stores under the BoatU.S. tradename to capitalize on the brand loyalty of Boat America customers and to foster cross-selling and cross-marketing opportunities. In connection with this acquisition, the Company expects to record intangible assets related to favorable lease rights, tradename rights, a marketing agreement with Boat America, a non-competition agreement and goodwill.

Note 11: Quarterly Financial Data

(Unaudited, in thousands, except per share data)	Fiscal 2002 First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$97,166	$190,042	$150,715	$92,665
Gross profit	24,848	65,382	45,906	26,764
Income (loss) from operations	(2,941)	27,228	12,095	(1,569)
Net income (loss)	(2,436)	15,817	6,918	(1,391)
Net income (loss) per share:				
Basic	$ (0.13)	$ 0.83	$ 0.36	$ (0.07)
Diluted	(0.13)	0.79	0.35	(0.07)
Stock trade price:				
High	$ 21.20	$ 23.99	$ 13.58	$ 16.34
Low	14.69	12.76	9.57	11.71

(Unaudited, in thousands, except per share data)	Fiscal 2001 First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$89,738	$188,244	$144,058	$90,833
Gross profit	22,141	61,223	41,235	24,696
Income (loss) from operations	(3,733)	24,143	10,038	(2,409)
Net income (loss)	(3,189)	13,667	5,448	(2,009)
Net income (loss) per share:				
Basic	$ (0.18)	$ 0.78	$ 0.31	$ (0.11)
Diluted	(0.18)	0.77	0.30	(0.11)
Stock trade price:				
High	$ 5.88	$ 7.52	$ 14.07	$ 16.62
Low	4.19	3.97	7.35	9.90

West Marine, Inc. common stock trades on the Nasdaq National Market System under the symbol WMAR.

Independent Auditors' Report

To the Board of Directors and Stockholders of West Marine, Inc.

We have audited the accompanying consolidated balance sheets of West Marine, Inc. and subsidiaries as of December 28, 2002 and December 29, 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 28, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of West Marine, Inc. and subsidiaries at December 28, 2002 and December 29, 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
San Francisco, California
February 14, 2003

Company Data

BOARD OF DIRECTORS

Randolph K. Repass
Chairman of the Board

John Edmondson
President and Chief Executive Officer of West Marine

Richard E Everett
Chief Operating Officer of West Marine

Geoffrey A. Eisenberg
Chief Executive Officer, Salz Leathers, Inc.

David McComas
President and Chief Executive Officer, Eye Care Centers of America, Inc.

Peter Roy
Member, Board of Directors, Avalon Natural Products and Traditional Medicinal, Inc.

Daniel J. Sweeney, Ph.D.
Independent Businessman, Adjunct Professor, University of Denver

William U. Westerfield
Member, Board of Directors, and Audit Committee Chairman, Gymboree Corporation and Twinlab Corporation

EXECUTIVE OFFICERS

John Edmondson
President and Chief Executive Officer

Richard E Everett
Chief Operating Officer

Russell Solt
Executive Vice President and Chief Financial Officer

CORPORATE INFORMATION

Corporate Headquarters
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700

Transfer Agent
EquiServe Trust Company
P.O. Box 43023
Providence, Rhode Island 02940
(816) 843-4299
www.equiserve.com

Corporate Counsel
Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Ave., N.W.
Washington, D.C. 20036

Independent Auditors
Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105

SEC
Copies of the Company's Securities and Exchange Commission annual reports on Form 10-K and quarterly reports on Form 10-Qs (exclusive of exhibits) are available without charge upon written request to:

Investors Relations
West Marine, Inc.
500 Westridge Drive
Watsonville, California 95076
(831) 761-4110

Annual Reports are available on-line at westmarine.com.

The Company does not distribute quarterly reports to its stockholders.

Printed on recycled paper

WMA-AR-03

Design and Production: BenderPlus, New York

Corporate Headquarters
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700
westmarine.com

West Marine®

WMA-AR-03